UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Copies of the Company’s annual information form, management’s discussion and analysis, annual financial statements and officers’ certificates for its year ended August 31, 2012, as filed in Canada on SEDAR, are filed as exhibits hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Management’s Discussion and Analysis for the year ended August 31, 2012
99.2	Annual Financial Statements for the year ended August 31, 2012
99.3	Form 52-109F1 – Certification of Annual Filings – CEO
99.4	Form 52-109F1 – Certification of Annual Filings – CFO
99.5	Annual Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: December 4, 2012	By:	/s/ Toby Chu
Toby Chu
President and Chief Executive Officer